alb

SECL 17004847

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

SEC Mail Processing Section

MAR 01 2017

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hollister Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

713 New Market Drive
(No. and Street)

Mt. Pleasant (City) South Carolina (State) 29464 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Portwood (404) 317-4781
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glaser and Company, LLC
(Name – *if individual, state last, first, middle name*)

1040 Anna Knapp Boulevard (Address) Mt. Pleasant (City) SC (State) 29464 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM

OATH OR AFFIRMATION

I, William B. Portwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hollister Associates, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public

MICHELLE WANG
NOTARY PUBLIC
Fulton County
State of Georgia
My Comm. Expires July 27, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLLISTER ASSOCIATES, LLC
MOUNT PLEASANT, SOUTH CAROLINA

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

GLASER + COMPANY
certified public accountants

HOLLISTER ASSOCIATES, LLC
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

GLASER COMPANY
certified public accountants

American Institute of CPAs | Public Company Accounting Oversight Board | SC Association of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hollister Associates, LLC
Mount Pleasant, South Carolina

We have audited the accompanying statement of financial condition of Hollister Associates, LLC as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of Hollister Associates, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hollister Associates, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules I to IV on pages 8 to 12 have been subjected to audit procedures performed in conjunction with the audit of Hollister Associates, LLC's financial statements. The supplemental information is the responsibility of Hollister Associates, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, supplemental schedules I to IV on pages 8 to 12 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Glaser and Company, LLC

Glaser and Company, LLC
Mount Pleasant, South Carolina
February 24, 2017

HOLLISTER ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	31,977
Accounts receivable		11,153
Total Assets	$	43,130

LIABILITIES AND MEMBERS' EQUITY

Total Liabilities	$	-
Members' Equity		43,130
Total Members' Equity		43,130
Total Liabilities and Members' Equity	$	43,130

See Accompanying Notes to Financial Statements.

HOLLISTER ASSOCIATES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:		
Commissions	$	360,114
Representative fee		67,125
		427,239
EXPENSES:		
Commissions		360,114
Professional services		42,396
Regulatory fees		17,143
Insurance		566
Other expenses		1,199
		421,418
Net Income	$	5,821

See Accompanying Notes to Financial Statements.

HOLLISTER ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Members' Equity, Beginning of Year	$	37,309
Net Income		5,821
Members' Equity, End of Year	$	43,130

See Accompanying Notes to Financial Statements.

HOLLISTER ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities:		
Cash received from customers	$	416,086
Cash paid to suppliers and contractors		(421,418)
Net cash used for operating activities		(5,332)
Net Decrease in Cash and Cash Equivalents		(5,332)
Cash and Cash Equivalents, Beginning of Year		37,309
Cash and Cash Equivalents, End of Year	$	31,977
Reconciliation of Net Income to Net Cash Used for Operating Activities:		
Net Income	$	5,821
Adjustments to reconcile net income to net cash used for operating activities:		
Increase in accounts receivable		(11,153)
Net Cash Used for Operating Activities	$	(5,332)

See Accompanying Notes to Financial Statements.

HOLLISTER ASSOCIATES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Hollister Associates, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business
Hollister Associates, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Hollister Associates, LLC is a limited liability company organized under the laws of the State of South Carolina.

Limited Liability Company
The operating agreement of the Company provides that the Company is shall continue to operate unless terminated earlier in accordance with the terms of the operating agreement or the South Carolina Uniform Limited Liability Company Act.

Cash and Cash Equivalents
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at the institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000, and may from time to time be in excess of those limits. For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Commissions
Commission's revenue and related expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes
The Company does not incur income taxes; instead, its earnings are included in the members' personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax position is adjusted when new information is available, or when an event occurs that requires a change. Management has considered this guidance and there was no impact to these financial statements associated with this consideration.

2. CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

Use of Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

3. RELATED PARTY ACTIVITIES

The Company collects a fixed monthly representative fee from its broker-dealers. Representative fees collected from one of the Company's members were $22,284 for the year ended December 31, 2016.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $31,977, which was in excess of its required net capital.

5. SUBSEQUENT EVENTS

Management has evaluated the effect subsequent events would have on the financial statements of the Company at December 31, 2016, through February 24, 2017 which is the date the financial statements were available to issue. There were no material subsequent events requiring recognition or additional disclosure in these financial statements.

HOLLISTER ASSOCIATES, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2016

Aggregate Indebtedness:		
Accounts payable and other liabilities	$	-
Total aggregate indebtedness:	$	-
Net Capital:		
Members' equity	$	43,130
Adjustments to net capital:		
Accounts receivable		(11,153)
Net Capital, as defined		31,977
Minimum Net Capital Requirement		5,000
Net Capital in Excess of Requirement	$	26,977
Ratio of Aggregate Indebtedness to Net Capital		0%

See Report of Independent Registered Public Accounting Firm.

HOLLISTER ASSOCIATES, LLC
SCHEDULE I – COMPUTATION NET CAPITAL PURSUANT TO RULE 15c3-1 - CONTINUED
DECEMBER 31, 2016

	UNAUDITED	
	Per FOCUS Report	**Difference from Audited Financial Statements**
Aggregate Indebtedness:		
Total aggregate indebtedness:	$ -	$ -
Net Capital:		
Member's equity	$ 43,130	$ -
Adjustments to net capital:		
Accounts receivable	(11,153)	-
Net Capital, as defined	31,977	-
Minimum Net Capital Requirement	5,000	-
Net Capital in Excess of Requirement	$ 26,977	$ -
Ratio of Aggregate Indebtedness to Net Capital	0%	

No material differences exist between the audited financial statements and the FOCUS Report at and for the year ended December 31, 2016.

See Report of Independent Registered Public Accounting Firm.

HOLLISTER ASSOCIATES, LLC
SCHEDULE II – STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, Beginning of Year	$ -
Increases	-
Decreases	-
Balance, End of Year	$ -

See Report of Independent Registered Public Accounting Firm.

HOLLISTER ASSOCIATES, LLC
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2016

Schedule III - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is not applicable for Hollister Associates, LLC at and for the year ended December 31, 2016.

See Report of Independent Registered Public Accounting Firm.

HOLLISTER ASSOCIATES, LLC
SCHEDULE IV – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2016

Schedule IV - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is not applicable for Hollister Associates, LLC at and for the year ended December 31, 2016.

See Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hollister Associates, LLC
Mount Pleasant, South Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hollister Associates, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hollister Associates, LLC claimed an exemption from 17 C.F .R. §240.15c3-3 ((2)(i)) (the "exemption provisions") and (2) Hollister Associates, LLC stated that Hollister Associates, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hollister Associates, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and, accordingly, included inquiries and other required procedures to obtain evidence about Hollister Associates, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Glaser and Company, LLC

Glaser and Company, LLC
Mount Pleasant, South Carolina
February 24, 2017

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS FORM (FORM SIPC-7)

To the Members
Hollister Associates, LLC
Mount Pleasant, South Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Hollister Associates, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Hollister Associates, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hollister Associates, LLC's management is responsible for Hollister Associates, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as recorded in the entity's accounting system noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Glaser and Company, LLC

Glaser and Company, LLC
Mount Pleasant, South Carolina
February 24, 2017

Hollister Associates, LLC
713 New Market Drive
Mt. Pleasant, South Carolina 29464
(401) 465-3080

SEC Rule 15c3-3 Exemption

Hollister Associates, LLC (the Company) claims only one exemption from SEC Rule 15c3-3 for the fiscal year ending December 2016. The Company is exempt from the requirements of SEC Rule 15c3-3 ("Customer Protection Rule") under subparagraph (k)(2)(i).

There are three types of exemptions to SEC Rule 15c3-3: (k)(1), (K)(2)(i), and (k)(2)(ii). The firm is unable to avail itself to the (k)(2)(ii) exemption as it applies to introducing broker-dealers who have a clearing relationship and do not hold customer funds or securities. The firm does not maintain a clearing relationship.

The Company is exempt under (k)(2)(i) for the following reasons. 1) The firm requested and was granted such exemption in its Membership Agreement with FINRA. 2) The firm does not hold customer funds or securities, in fact does not receive any customer funds or securities. 3) Any transmittal of any funds by a customer would be handled through a bank account in which the firm is not an owner or beneficiary. 4) The firm carries no margin accounts.

The Company met the identified provision throughout the most recent fiscal year without exception.

I, William B. Portwood, swear and affirm that, to my best knowledge and belief, this exemption report is true and correct.

William B. Portwood
CFO

Hollister Associates, LLC

713 New Market Drive Mt. Pleasant, SC 29464
(401) 465-3080
Member FINRA/SIPC

February 24, 2017

Glaser and Company, LLC
1040 Anna Knapp Boulevard
Mount Pleasant, South Carolina 29464

This representation letter is provided in connection with your audit of the financial statements of Hollister Associates, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 24, 2017, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated November 29, 2016, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
  - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
  - Additional information that you have requested from us for the purpose of the audit.
  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
  - Minutes of the meetings of members, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value (if any), are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP (if any).
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP (if any).
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded (if any).
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB Accounting Standards Codification 275, Risks and Uncertainties.
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed (if any).
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

- We have satisfied our debt obligations during 2016 and have no amounts due or outstanding at December 31, 2016, and the agreements have been surrendered at December 31, 2016.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the Supplemental Schedules I through IV on pages 8 to 12 in the audited financial statements through in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Supplemental Schedules I through IV on pages 8 to 12 in the audited financial statements, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Supplemental Schedules I through IV on pages 8 to 12 in the audited financial statements have not changed from those used in the prior period. The form and content of Supplemental Schedules I through IV on pages 8 to 12 in the audited financial statements complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2016 or through February 24, 2017.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2016 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2016.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2016 and through February 24, 2017.
- Net capital computations prepared by us during the period January 1, 2016 through December 31, 2016 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2016 or during the period January 1, 2016 through December 31, 2016, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or

aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

- The Company did not owe the PCAOB any accounting support fees for the year ended December 31, 2016.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

William B. Portwood
Chief Financial Officer